UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        Wuhan General Group (China), Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    982569105
                    -----------------------------------------
                                 (CUSIP Number)


                                February 7, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                EXPLANATORY NOTE

         This Amendment No. 2 to Schedule 13G (this "Amendment") amends and restates in its entirety the (a) Schedule 13G originally filed on February 22, 2007 (the "Original Schedule 13G") by and on behalf of Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), and (b) Amendment No. 1 to
Schedule 13G filed on November 13, 2007 (the "Amendment No. 1") by and on behalf of (i) the Fund, (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), and (iii) Adam Benowitz, the managing member of the Investment Manager and a Director of the Fund (all of the foregoing, collectively, the "Reporting Persons").

         The Reporting Persons are filing this Amendment to indicate that the Original Schedule 13G and Amendment No. 1 were each filed in error and should be treated as if each were withdrawn. The Original Schedule 13G and Amendment No. 1 were not required to be filed because the Issuer, Wuhan General Group (China), Inc., did not at the time of the filing of the Original Schedule 13G or Amendment No. 1, and currently does not, have a class of equity securities registered under Section 12 of the Securities Exchange Act.


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



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 25, 2008


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund


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